Via Facsimile
      June 27, 2005
John D. Villas
Chief Financial Officer
Entegris, Inc.
3500 Lyman Boulevard
Chaska, Minnesota 55318

Re:	Entegris, Inc.
	Registration Statement on Form S-4
	File No. 333-124719
	Amended June 13, 2005

Dear Mr. Villas:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 9
The Merger, page 10

1. Please elaborate on the types of products, markets, and operations the combined company will have. Describe the complementary aspects of each company`s operations and products in greater detail.

2. Please disclose the number of outstanding Mykrolis stock options and restricted stock units that you will convert in the merger.




Opinion of Mykrolis` Financial Advisor, page 56

3. We reissue comment 37 of our June 3, 2005 letter. Please either describe the other information considered by Citigroup in arriving at its opinion or delete the reference.

Exhibit 5-Legal Opinion

4. Please disclose the state law upon which this opinion is based.

Exhibit 8.1-Tax Opinion

5. It is not clear which statements in the proxy statement/prospectus constitute "statements of law or legal conclusions." Please clarify here and in Exhibit 8.2.

6. We note the paragraph beginning "this opinion is expressed as of
the date hereof...." here and in Exhibit 8.2.  If you retain this paragraph, the opinion must be dated as of the date of effectiveness.
Otherwise, please delete the paragraph.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

      ?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      ?	the action of the Commission or the staff, acting
pursuant
to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      ?	the company may not assert staff comments and the
declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Craig Slivka at (202) 555-3729 or the undersigned Branch Chief who supervised review of your filings at
(202) 551-3767, with any questions.

Sincerely,


      Jennifer Hardy
      Branch Chief


cc:	Douglas P. Long, Esq.
	Fax: (612) 766-1600
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE